SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ALASKA COMMUNICATIONS SYSTEMS GROUP, INC.

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

6.25% Convertible Notes due 2018

(Title of Class of Securities)

01167PAE1

(CUSIP Number of Class of Securities)

Leonard Steinberg

Senior Vice President, Legal, Regulatory, and Government Affairs,

and Corporate Secretary

Alaska Communications Systems Group, Inc.

600 Telephone Avenue

Anchorage, Alaska 99503-6091

(907) 297-3000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Jens M. Fischer

Perkins Coie LLP

1201 Third Avenue, Suite 4900

Seattle, Washington 98101-3099

(206) 359-8000

CALCULATION OF FILING FEE

Transaction Value (1)	Amount of Filing Fee (2)
$96,350,000	$11,167

(1)	Calculated solely for purposes of determining the amount of the filing fee. The calculation of the Transaction Value assumes that all $94,000,000 aggregate principal amount of Alaska Communications Systems Group, Inc.’s 6.25% Convertible Notes due 2018 are purchased at the tender offer price of $1,025 per $1,000 principal amount of such notes.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $115.90 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO is filed by Alaska Communications Systems Group, Inc., a Delaware corporation (the “Company”), and relates to the Company’s offer to purchase (“Tender Offer”), upon the terms and subject to the conditions set forth in the attached Offer to Purchase dated March 17, 2017 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), any and all of its outstanding 6.25% Convertible Notes due 2018 (the “Notes”), for cash in an amount equal to $1,025 per $1,000 principal amount of notes purchased (exclusive of accrued and unpaid interest).

Copies of the Offer to Purchase and Letter of Transmittal are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The Tender Offer will expire at 12:00 midnight, New York City time, on April 14, 2017 (one minute after 11:59 P.M., New York City time, on April 13, 2017), or any other date and time to which the Company extends the Tender Offer, unless earlier terminated. This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

The information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 13 of Schedule TO, including as more specifically set forth below.

Item 1. Summary Term Sheet.

The information in the Offer to Purchase under the heading “Summary” and in the Letter of Transmittal is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. The name of the subject company is Alaska Communications Systems Group, Inc., a Delaware corporation. The Company’s principal executive offices are located at 600 Telephone Avenue, Anchorage, Alaska 99503-6091; telephone number (907) 297-3000.

(b) Securities. The securities that are the subject of the Tender Offer are the Company’s outstanding Notes. As of March 17, 2017, there were $94.0 million aggregate principal amount of Notes outstanding.

(c) Trading Market and Price. The information in the Offer to Purchase under the heading “Market Price Information” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

The information set forth under Item 2(a) above and in the Offer to Purchase under the heading “The Company” is incorporated herein by reference. The names of the directors and executive officers of the Company are set forth in the Offer to Purchase under the heading “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Notes” and such information is herein incorporated by reference.

The business address and telephone number for all of the above directors and executive officers are c/o Alaska Communications Systems Group, Inc., 600 Telephone Avenue, Anchorage, Alaska 99503-6091 and (907) 297-3000. The filing person is the subject company.

Item 4. Terms of the Transaction.

(a) Material Terms. The information set forth in the Offer to Purchase under the headings “Summary,” “The Terms of the Tender Offer,” “Certain Considerations,” “Source of Funds” and “Certain U.S. Federal Income Tax Consequences” is incorporated herein by reference.

(b) Purchases. Information regarding purchases from officers, directors and affiliates of the Company set forth in the Offer to Purchase under the heading “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Notes” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The Company is a party to the following agreements, arrangements or understandings that involve the Notes:

•	Indenture (including form of Note) dated May 10, 2011 among the Company, the guarantors listed therein and The Bank of New York Mellon Trust Company, N.A., as Trustee, relating to the Notes (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on May 11, 2011, File No. 000-28167 and incorporated herein by reference). A description of the material provisions of the foregoing agreement is set forth in the Form 8-K filed on May 11, 2011, by the Company, which is incorporated herein by reference.

•	Credit Agreement, dated as of March 13, 2017, by and among Alaska Communications Systems Holdings, Inc., as the borrower, the Company and certain of its direct and indirect subsidiaries, as guarantors, ING Capital LLC, as administrative agent, and the lenders party thereto. A description of the material provisions of the foregoing agreement is set forth in the Form 8-K filed on March 15, 2017, by the Company, which is incorporated herein by reference.

The information in the Offer to Purchase under the headings “Certain Considerations – Treatment of Notes Not Tendered in the Tender Offer” and “The Dealer Manager, The Depositary and The Information Agent” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information in the Offer to Purchase under the heading “The Terms of the Tender Offer – Purpose of the Tender Offer” is incorporated herein by reference.

(b) Use of Securities Acquired. The information in the Offer to Purchase under the heading “The Terms of the Tender Offer – Payment for Notes” is incorporated herein by reference.

(c) Plans. The information in the Offer to Purchase including in “Certain Considerations – Treatment of Notes Not Tendered in the Tender Offer” and “Source of Funds” (and the documents incorporated by reference therein) is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

The information in the Offer to Purchase under the headings “The Terms of the Tender Offer–Conditions to the Tender Offer,” “Certain Considerations–Conditions to the Consummation of the Tender Offer” and “Source of Funds” is incorporated herein by reference in response to Regulation M-A Items 7(a), (b) and (d).

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership. The information in the Offer to Purchase under the heading “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Notes” is incorporated herein by reference.

(b) Securities transactions. The information in the Offer to Purchase under the heading “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Notes” is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information in the Offer to Purchase under the headings “Summary” and “The Dealer Manager, The Depositary and The Information Agent” is incorporated herein by reference.

Item 10. Financial Statements.

(a) Financial Statements. The information set forth under Part II, Item 8 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2016, and the information set forth in the Offer to Purchase in the sections entitled “Ratio of Earnings to Fixed Charges” and “Market Price Information–Book Value per Share of Our Common Stock” are incorporated herein by reference.

(b) Pro Forma. Not applicable.

Item 11. Additional Information.

(a) Agreements, regulatory requirements and legal proceedings. Not applicable.

(c) Other material information. The information contained in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)(A)	Offer to Purchase, dated March 17, 2017.

(a)(1)(B)	Letter of Transmittal.

(a)(5)(i)	Press Release announcing the commencement of the Tender Offer, dated March 17, 2017.

(a)(5)(ii)	Excerpts from press release, dated March 14, 2017, announcing financial results for the quarter and year ended December 31, 2016 (incorporated herein by reference to the Company’s Schedule TO-C filed with the SEC on March 14, 2017).

(a)(5)(iii)	Excerpts from press release, dated March 14, 2017, announcing entry into a new senior credit facility (incorporated herein by reference to the Company’s Schedule TO-C filed with the SEC on March 14, 2017).

(a)(5)(iv)	Excerpt from presentation, from March 14, 2017 (incorporated herein by reference to the Company’s Schedule TO-C filed with the SEC on March 14, 2017).

(b)(1)	Credit Agreement, dated as of March 13, 2017, by and among Alaska Communications Systems Holdings, Inc., as the borrower, the Company and certain of its direct and indirect subsidiaries, as guarantors, ING Capital LLC, as administrative agent, and the lenders party thereto (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on March 15, 2017, File No. 000-28167 and incorporated herein by reference).

(d)(1)	Indenture dated May 10, 2011 among the Company, the guarantors listed therein and The Bank of New York Mellon Trust Company, N.A., as Trustee, relating to the Company’s 6.25% Convertible Notes due 2018 (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on May 11, 2011, File No. 000-28167 and incorporated herein by reference).

(g)	None.

(h)	None.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 17, 2017	ALASKA COMMUNICATIONS SYSTEMS GROUP INC.

	By:	/s/ Leonard Steinberg
	Name:	Leonard Steinberg
	Title:	SVP, Legal, Regulatory, and Government Affairs, and Corporate Secretary

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated March 17, 2017.

(a)(1)(B)	Letter of Transmittal.

(a)(5)(i)	Press Release announcing the commencement of the Tender Offer, dated March 17, 2017.

(a)(5)(ii)	Excerpts from press release, dated March 14, 2017, announcing financial results for the quarter and year ended December 31, 2016 (incorporated herein by reference to the Company’s Schedule TO-C filed with the SEC on March 14, 2017).

(a)(5)(iii)	Excerpts from press release, dated March 14, 2017, announcing entry into a new senior credit facility (incorporated herein by reference to the Company’s Schedule TO-C filed with the SEC on March 14, 2017).

(a)(5)(iv)	Excerpt from presentation, from March 14, 2017 (incorporated herein by reference to the Company’s Schedule TO-C filed with the SEC on March 14, 2017).

(b)(1)	Credit Agreement, dated as of March 13, 2017, by and among Alaska Communications Systems Holdings, Inc., as the borrower, the Company and certain of its direct and indirect subsidiaries, as guarantors, ING Capital LLC, as administrative agent, and the lenders party thereto (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on March 15, 2017, File No. 000-28167 and incorporated herein by reference).

(d)(1)	Indenture dated May 10, 2011 among the Company, the guarantors listed therein and The Bank of New York Mellon Trust Company, N.A., as Trustee, relating to the Company’s 6.25% Convertible Notes due 2018 (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on May 11, 2011, File No. 000-28167 and incorporated herein by reference).

(g)	None.

(h)	None.